New Jersey Mining Company
P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]

February 25, 2008

Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7410

Dear Ms. Davis:

We have reviewed all comments relating to your review letters dated December 19, 2007 and February 6, 2008 pertaining to the Company’s 2006 Form 10-KSB filed March 28, 2007 and 2007 Form 10QSB for Fiscal Quarter Ended September 30, 2007 filed November 13, 2007. Our responses to those comments and proposed amendments to the 2006 Form 10-KSB have been filed as correspondence on January 10, 2008 and February 8, 2008. As we discussed with you via telephone on the morning of February 25, 2008, we recognize and agree with you on the resolutions that are a summation of those two letters. We also agree that the summation of these changes while recognized does not require that an amended Form 10-KSB be filed for 2006 but we will incorporate all changes into our filings from this point forward starting with and including our Form10-KSB for the year ending December 31, 2007.

Summation of Review

Form 10-KSB Filed March 28, 2007

Report of Independent Registered Public Accounting firm, page 27

1.

Our Auditors will continue to exclude from their opinion the inception to date portions of the statements of operations, changes in stockholders’ equity and accumulated comprehensive income, and cash flows. These portions will continue to be labeled “unaudited” in the financial statements.

Statement of Operations, page 30

2.	We will change our presentation of timber revenue and expenses from net to gross and add a timber sales footnote to specifically discuss this portion of our business.

Note 1. Description of Business, page 35

3.	We will change our terminology relating to gold and concentrate sales from “Revenue” to “Income earned during the development stage”. We will also change our revenue policy footnote accordingly.

Note 5. Mineral Properties, page 41

4.

We will no longer make a differentiation between “Deferred Costs” and “Capitalized Development”, Such costs will be referred to as “Deferred Development”. We will also revise our accounting policy footnote relating to Mine Exploration and Development accordingly.

Engineering Comments

Reserves, page 12

5.	We will add a statement to the effect that proven and probable reserves cannot be readily separated to the 10-KSB.

6.	We will use an historic three year gold price in the reserve calculations.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Controls and Procedures, page 11

7.

We will in future filings, state whether or not our disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

Fred W. Brackebusch
President